7
SCHED13D.WAA








March 25, 1997


Securities and Exchange Commission
Office of Filings, Information and
Consumer Services
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


Attn:          Filing Desk
          Mail Stop S1-4


Re:           Breccia International Minerals Inc.
           (Formerly American Energy & Technology, Inc.)
                      SEC File No. 0-8155
                       Submission of 13D


On behalf of the client and in accordance with current requirements of the Securities Exchange Act, enclosed is Schedule 13D.





Yours truly,



Don Caron
Don Caron
President

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                    (Amendment No. __________)*


                BRECCIA INTERNATIONAL MINERALS INC.
                         (Name of Issuer)

                  $0.0001 PAR VALUE COMMON STOCK
                  (Title of Class of Securities)

                            106440 10 0
                          (CUSIP Number)

                            R.D. CARON
                    #1500 MIDLAND WALWYN TOWER
                         EDMONTON, ALBERTA
                           403 496 9171
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         FEBRUARY 17, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  .

Check  the  following box if a fee is being paid with the statement
 .   (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting
beneficial ownership of five percent or less of such class.)   (See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No. 025631 20 1                   Page 2 of 3 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WESTERN AMERICA MINERAL RESOURCE FUND INC.

2    CHECK   THE   APPROPRIATE  BOX  IF  A  MEMBER  OF   A   GROUP*
     (a)

     (b)
3    SEC USE ONLY


4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ALBERTA, CANADA

            7    SOLE VOTING POWER
 NUMBER OF       1,100,000
  SHARES
            8    SHARED VOTING POWER
BENEFICIALL      N/A
     Y
 OWNED BY
            9    SOLE DISPOSITIVE POWER
   EACH          1,100,000
 REPORTING
  PERSON    10   SHARE DISPOSITIVE POWER
   WITH          N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,100,000

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT  IN  ROW  (11)  EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.53%
14   TYPE OF REPORTING PERSON*
     IV

ITEM 1.   SECURITY AND ISSUER

$0.0001 Par Value Common Stock.
Donald P. Caron, President
Edmonton, Alberta, Canada

ITEM 2.   IDENTITY AND BACKGROUND

a)   Western America Mineral Resource Fund Inc.
b)   1500 Midland Walwyn Tower, Edmonton, Alberta, Canada
c)   Resource Investment Fund
d)   No criminal convictions or actions during the last five years
e)   No civil convictions or actions during the last five years

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds is from the investment capital of the company and the amount of $11,000 US was the consideration for the purchase.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose for the acquisition of securities of the issuer is to provide sufficient working capital to repay trade creditors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

a)    1,100,000  $0.0001 Par Value Common Stock or  15.53%  of  the
total issued and    outstanding shares.
b)   1,100,000 sole power to vote and dispose with no shared power
c) Western America Mineral Resource Fund Inc. and Breccia International Minerals Inc. entered into a stock purchase agreement dated February 17, 1997. Western America purchased
1,100,000 $0.0001   par value common    stock for $0.01 per share.
d)   n/a
e)   n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There is no further disclosure required

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Stock  Purchase  Agreement  dated February  17,  1997  attached  as
Exhibit 1


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Western America Mineral Resource Fund Inc.


March 24, 1997__________________   Richard Caron ________________
Date                               Signature
                                   Director

EXHIBIT 1


February 17, 1997

BRECCIA INTERNATIONAL MINERALS INC.
1500 Midland Walwyn Tower
Edmonton, Alberta, CANADA
T5J 2Z2

Gentlemen:

The undersigned investor ("Investor") hereby irrevocably subscribes for 1,100,000 shares of Common Stock of Breccia International Minerals Inc. ( the "Shares"). The purchase price of each Share is $0.01 for an aggregate consideration of $11,000 U.S., upon the terms and conditions set forth in the agreement constituted by the acceptance hereof.

The Investor delivers herewith a certified cheque or bank draft in the amount of $11,000 U.S. made payable to the Company. Alternatively, the aggregate subscription price may be wired to the Company in accordance with the following instructions.

Upon  receiving  the  $11,000 U.S.,  the Shares  shall  be  validly
issued,  fully  paid  and  non-assessable  and  delivered  to   the
Investor.

               Alberta Treasury Branch, Edmonton Main
               10102 - 102 Avenue, Edmonton, Alberta, Canada
               Transit No.:   07659
               Bank No:  219
               Account No.:   1204505-24

In consideration of your issuance of the Shares to the Investor, the Investor hereby represents, warrants and convenants to you as follows:

1. The Investor understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act") on the grounds that the Shares are being issued in a transaction exempt from the registration requirements of the Act, and have not been registered under any state or foreign securities laws.
2. The Investor is acquiring an interest in the Shares solely for the its own account for investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Act or any applicable state or foreign securities laws.
3. By reason of business or financial experience, the Investor is capable of evaluating the merits and risks of an investment in the Shares, and is able to protect its own interest in connection with the contemplated transactions.
4. The Investor is able to bear the economic risk of its investment in the Shares.
5. The Investor has had access to and an opportunity to review all documents and other materials requested of the Company, has been given and opportunity to ask such questions of the Company's officers concerning the terms and conditions of the offering and the Company's business, operations, financial condition, assets, liabilities and other relevant matters as it may have deemed necessary or desirable, and have been given all such information as it has requested, in order to evaluate the merits and risks of the investment contemplated herein.
6. To the extent applicable, each certificate or other document evidencing any of the Shares shall be endorsed with the legend set forth below and the Investor covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in the legend endorsed on such certificate:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") THE HOLDER HEREOF, PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE " GOOD DELIVERY", MAY BE OBTAINED FROM THE MONTREAL TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO MONTREAL TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT".

7. The Investor covenants that in no event will it dispose of any of the Shares in violation of the Act, including Regulation S thereof, the Securities Exchange Act of 1934, as amended, or the Rules and Regulations promulgated thereunder, or applicable state laws and regulation related to the issuance of securities. Furthermore, the Investor acknowledges that the Company will place a notation in its records that the Shares cannot be transferred absent compliance with the restrictions on transfer described in this Agreement. Further, the Investor covenants that prior to the effective date of the initial registration of the Company's securities pursuant to the Act, it will not make or cause to be made any public offering of the Shares, even if it is otherwise permitted to so offer them, including pursuant to Rule 144(k) promulgated under the Act.


"Investor"
WESTERN AMERICA ACQUISITIONS INC.
a Alberta, Canada corporation.


By : Richard Caron
     Authorized Officer


ACCEPTED AND AGREED:

BRECCIA INTERNATIONAL MINERALS INC.


By :  Donald P. Caron
      Donald P. Caron, President